

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Martin K. Birmingham
President and Chief Executive Officer
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

      Re: Financial Institutions, Inc.
          Registration Statement on Form S-4
          Filed November 30, 2020
          File No. 333-251030

Dear Mr. Birmingham:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Finance